FORM 8-B

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC  20549

           REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                  Filed Pursuant to Section 12(b) or (g) of
                     The Securities Exchange Act of 1934

                     INTELIDATA TECHNOLOGIES CORPORATION
            (Exact name of registrant as specified in its charter)



        Delaware                                              54-1820617
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)


13100 Worldgate Drive, Suite 600, Herndon, Virginia               20170
   (Address of principal executive offices)                    (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

             None                                      None

Securities to be registered pursuant to Section 12(g) of the Act:


                   Common Stock, $.001 par value per share
                               (Title of Class)

Item 1.  General Information.

(a) The Registrant was incorporated under the laws of the State of Delaware on August 23, 1996.

(b)  The Registrant's fiscal year ends on December 31.

Item 2.  Transaction of Succession.

(a) The Registrant's predecessors are US Order, Inc. ("US Order") and Colonial Data Technologies Corp. ("Colonial Data"). Immediately prior to the effective time of the mergers, the common stock of US Order and Colonial Data is and will be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) The Registrant will succeed to the businesses of US Order and Colonial Data through two statutory mergers (the "Mergers") pursuant to which US Order and Colonial Data will be merged with and into the Registrant, with the Registrant surviving. Pursuant to the Mergers, each outstanding share of common stock of US Order, $.001 par value, will be converted into and become
1.0 share of common stock, $.001 par value, of the Registrant (the "Common Stock"), and each outstanding share of common stock of Colonial Data, $.01 par value, will be converted into and become 1.0 share of Common Stock of the Registrant. The Registrant expects to issue approximately 31,805,268 shares of Common Stock in the Mergers (assuming no exercise of existing warrants and no exercise of outstanding stock options issued under US Order's and Colonial Data's respective stock option plans prior to the effective time of the Mergers).

Item 3.  Securities to be Registered.

     As of the date of this filing, there are 60,000,000 shares of the Registrant's Common Stock authorized, 1,000 shares issued and outstanding and no shares held by or for the account of the Registrant.

     As of the effective time of the Mergers, there will be 60,000,000 shares of Common Stock authorized, approximately 31,805,268 shares of Common Stock issued and outstanding (assuming no exercise of existing warrants and no exercise of outstanding stock options issued under US Order's and Colonial Data's respective stock option plans prior to the effective time of the Mergers) and no shares of Common Stock held by or for the account of the Registrant.

Item 4.  Description of Registrant's Securities to Be Registered.

     A description of the Common Stock of the Registrant is set forth under the caption "Description of Capital Stock" in the Joint Proxy
Statement/Prospectus contained in the Registration Statement (File No. 333-11081) on Form S-4 filed with the Securities and Exchange Commission on August 29, 1996, as amended (the "Registration Statement"), and is incorporated herein by reference.

Item 5.  Financial Statements and Exhibits.

(a)  Financial Statements.

     No financial statements are required as the capital structure and balance sheet of the Registrant immediately after the effective time of the Mergers will be substantially similar to the combined capital structures and balance sheets of US Order and Colonial Data immediately before the effective time of the Mergers.

(b)  Exhibits.

2.1 Agreement and Plan of Merger, dated August 5, 1996, between US Order, Inc. and Colonial Data Technologies Corp. which is incorporated herein by reference to Exhibit 2.1 to the Registration Statement (included as Appendix I to the Joint Proxy Statement/Prospectus).

2.2 US Order, Inc. and Colonial Data Technologies Corp.'s Joint Proxy Statement/Prospectus which is incorporated herein by reference to the Joint Proxy Statement/Prospectus included in the Registration Statement.

3.1 Amended and Restated Certificate of Incorporation of the Registrant, which is incorporated herein by reference to Exhibit 3.1 to the Registration Statement.

3.2  Bylaws of the Registrant, which are incorporated herein by reference to
Exhibit 3.2 to the Registration Statement.

4.1 Article IX of the Amended and Restated Certificate of Incorporation of the Registrant, which is incorporated herein by reference to Exhibit 3.1 to the Registration Statement, and Section 7.02 of the Bylaws of the Registrant, which is incorporated herein by reference to Exhibit 3.2 to the Registration Statement.

10.1 Employment Agreement, dated August 1, 1994, between US Order, Inc. and John C. Backus, Jr. (incorporated herein by reference to US Order's Registration Statement on Form S-1, dated June 1, 1995 (as filed with the Commission, File No. 33-90978)).

10.2 Employment Agreement, dated as of July 1, 1996, between Colonial Data Technologies Corp. and Robert J. Schock, which is incorporated herein by reference to Exhibit 10.5 to the Registration Statement.

21.1 Subsidiaries of Registrant.

                                  SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-B to be signed on its behalf by the undersigned, thereto duly authorized.


                                    INTELIDATA TECHNOLOGIES CORPORATION



Dated: October 24, 1996             By:  /s/ Albert N. Wergley
                                         Albert N. Wergley
                                         President

                                EXHIBIT INDEX


Exhibit No.                   Description

2.1 Agreement and Plan of Merger, dated August 5, 1996, between US Order, Inc. and Colonial Data Technologies Corp. which is incorporated herein by reference to Exhibit 2.1 to the Registration Statement (included as Appendix I to the Joint Proxy Statement/Prospectus).

2.2 US Order, Inc. and Colonial Data Technologies Corp.'s Joint Proxy Statement/Prospectus which is incorporated herein by reference to the Joint Proxy Statement/Prospectus included in the Registration Statement.

3.1 Amended and Restated Certificate of Incorporation of the Registrant, which is incorporated herein by reference to Exhibit 3.1 to the Registration Statement.

3.2 Bylaws of the Registrant, which are incorporated herein by reference to Exhibit 3.2 to the Registration Statement.

4.1 Article IX of the Amended and Restated Certificate of Incorporation of the Registrant, which is incorporated herein by reference to
         Exhibit 3.1 to the Registration Statement, and Section 7.02 of the Bylaws of the Registrant, which is incorporated herein by reference to Exhibit 3.2 to the Registration Statement.

10.1 Employment Agreement, dated August 1, 1994, between US Order, Inc. and John C. Backus, Jr. (incorporated herein by reference to US Order's Registration Statement on Form S-1, dated June 1, 1995 (as filed with the Commission, File No. 33-90978)).

10.2 Employment Agreement, dated as of July 1, 1996, between Colonial Data Technologies Corp. and Robert J. Schock, which is incorporated herein by reference to Exhibit 10.5 to the Registration Statement.

21.1     Subsidiaries of Registrant